Burning Rock Biotech Limited

No. 5, Xingdao Ring Road North

International Bio Island

Guangzhou 510005

People’s Republic of China

August 30, 2023

VIA EDGAR

Tyler Howes

Jennifer Gowetski

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Burning Rock Biotech Limited (the “Company”)

Form 20-F for the fiscal year ended December 31, 2022

Filed April 20, 2023

File No. 001-39316

Dear Mr. Howes and Ms. Gowetski:

In response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 3, 2023 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

For your convenience, the Staff’s comments from the Comment Letter are repeated below in bold, followed by the Company’s responses.

Form 20-F for the Fiscal Year Ended December 31, 2022 (the “FY 2022 20-F”)

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 135

1.

We note your statement that you reviewed the Company’s register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

The Company acknowledges the Staff’s comment and advises that the Company has obtained and reviewed the materials described below for the required disclosures with respect to the Company and its consolidated foreign operating entities (including its subsidiaries, its variable interest entity (the “VIE”) and the subsidiaries of the VIE) (collectively, the “Consolidated Foreign Operating Entities”) under paragraphs (a) and (b)(2) and (3). Other than the confirmation letters signed by the relevant directors, officers and shareholders as specifically indicated in the analysis below, the Company did not rely upon any other legal opinions or third party certifications as the basis for this submission.

The Company is not owned by governmental entities in the foreign jurisdiction of incorporation (paragraph (b)(2)) and is not owned or controlled by governmental entities in the jurisdiction with respect to its registered public accounting firm (paragraph (a)). The governmental entities in the jurisdiction with respect to the Company’s registered public accounting firm do not have a controlling financial interest with respect to the Company (paragraph (b)(3)).

According to the Company’s register of members, as of the date of the FY 2022 20-F (April 20, 2023), the Company had 106,139,986 legally issued ordinary shares, among which 102,675,392 ordinary shares were issued and outstanding, comprising (i) 85,350,544 Class A ordinary shares (excluding (a) 441,456 Class A ordinary shares issued to Citibank, N.A., the Company’s depositary bank (the “Depositary”) for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans1, and (b) 3,023,138 Class A Ordinary Shares as treasury stock2), and (ii) 17,324,848 Class B ordinary shares. Each Class A ordinary share is entitled to one (1) vote in a general meeting of the Company and each Class B ordinary share is entitled to six (6) votes in a general meeting of the Company. Among these ordinary shares that were issued and outstanding:

•	51.1%, representing 27.7% of the voting power in the Company’s ordinary shares, were held by the Depositary on behalf of ADS holders.

The Company generally does not know the identities of ADS holders and their holding information, other than through the Schedule 13D or 13G filings/amendment filings (the “Beneficial Ownership Filings”) of principal shareholders, and the quarterly reports provided by the Depositary summarizing ADS holding positions of financial institutional investors based on their Form 13F filings (the “Depositary Quarterly Report”). None of the Beneficial Ownership Filings as of the date of the FY 2022 20-F and the Depositary Quarterly Report as of June 30, 2023 revealed ownership or control by any governmental entities.

[1]	The number of such Class A ordinary shares was confirmed by the Company’s broker via email correspondence.
[2]	The number of such Class A ordinary shares was confirmed by the Depositary via email correspondence.

•	31.0%, representing 62.6% of the voting power in the Company’s ordinary shares[3], were directly or indirectly wholly owned by the directors and executive officers of the Company.

Based on the confirmation letters4 signed by each of the Company’s directors and officers and their respective holding companies (where applicable), these shares are not owned or controlled by any governmental entities.

•

16.9%, representing 54.9 % of the voting power in the Company’s ordinary shares, were held by Quantum Boundary Holdings Limited, which is ultimately controlled by a family trust for Mr. Yusheng Han and his family. Mr. Han is the Company’s chairman of the board of directors and chief executive officer. Based on the same confirmation letter signed by Mr. Yusheng Han described above, these shares are not owned or controlled by any governmental entities.

•

11.6%, representing 6.3% of the voting power in the Company’s ordinary shares, were directly held by three entities affiliated with Northern Light Venture Fund. These entities were ultimately controlled by Northern Light Venture Capital III, Ltd., or NLVC, and Mr. Feng Deng is a director of NLVC. Mr. Feng Deng is also one of the Company’s directors. Based on the same confirmation letter signed by Mr. Feng Deng described above, these shares are not owned or controlled by any governmental entities.

•

8.1%, representing 4.4% of the voting power in the Company’s ordinary shares, were directly held by three entities affiliated with LYFE Capital. These entities were ultimately controlled by Mr. Jin Zhao. Based on the Schedule 13G jointly filed by Mr. Jin Zhao and affiliated entities on February 7, 2022[5], these shares do not appear to be owned or controlled by any governmental entities.

[3]

For purposes of this response, in computing the percentage of ownership and voting power of all directors and executive officers, we only included the shares owned by such directors and officers as of April 20, 2023 and did not include shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security.

[4]	The confirmation letter included confirmation that:
(i)

the relevant shareholders are the sole shareholders of their respective holding companies, and no PRC, Cayman or any other governmental entity directly or indirectly, including through a proxy or agent, owns any shares in their respective holding companies;

(ii)	the relevant shareholders are their respective holding companies’ sole directors, and the holding companies do not have any directors appointed by PRC, Cayman or any other governmental entities; and
(iii)

neither the relevant shareholders nor their respective holding companies have any contractual or other arrangement with PRC, Cayman or any other governmental entities, nor are the relevant shareholders aware of any circumstances, that could result in any PRC, Cayman or any other governmental entity having any controlling financial interest in the Company or its consolidated foreign operating entities (including the VIE (as defined in the FY 2022 20-F) and its subsidiaries), including through the holding companies’ or the relevant shareholders’ shareholding or beneficial ownership in the Company or consolidated foreign operating entities (including the VIE and its subsidiaries).

[5]

No 13G amendment had been subsequently filed as of the date of the FY 2022 20-F. To the knowledge of the Company, the beneficial interests stated in the 13G filing remain the same as of the date of the FY 2022 20-F.

•

6.7%, representing 3.5% of the voting power in the Company’s ordinary shares, were directly held by two entities affiliated with Sequoia Capital China. The respective general partners of these two entities were ultimately wholly owned by Mr. Neil Nanpeng Shen. Based on the Schedule 13G jointly filed by Mr. Neil Nanpeng Shen and affiliated entities on February 11, 2022[6], these shares do not appear to be owned or controlled by any governmental entities.

•

6.8%, representing 3.7% of the voting power in the Company’s ordinary shares, were held by investment funds that are ultimately controlled by China Merchants Bank Co., Limited (HKEX: 3968) (“China Merchant Bank”). Based on the Schedule 13G jointly filed by China Merchant Bank and affiliated entities on February 13, 2023[7], these shares do not appear to be owned or controlled by any governmental entities.

China Merchants Bank is a public company listed on the Hong Kong Stock Exchange. Based on China Merchants Bank’s 2022 annual report filed with the Hong Kong Stock Exchange on April 17, 2023 (the “CMB 2022 Annual Report”), among the top ten holders of ordinary shares whose shareholdings are not subject to trading restrictions on sales, (1) China Merchants Group Ltd., which is under the direct control of State-owned Assets Supervision and Administration Commission of the State Council (the “SASAC”), through its subsidiaries, indirectly held an aggregate of 29.97% shares in China Merchants Bank, and (2) China COSCO SHIPPING Corporation Limited, of which the de facto controller is the SASAC, through its subsidiaries, held an aggregated of 9.97% shares in China Merchant Bank. Based on the CMB 2022 Annual Report, China Merchant Bank did not have any controlling shareholder and de facto controller as of December 31, 2022.

Based on the above, the Company is of the view that no Cayman Islands or PRC government entities own or have a controlling financial interest in China Merchant Bank.

•

7.2%, representing 3.9% of the voting power in the Company’s ordinary shares, were held by Kynam Capital Management, which was ultimately controlled by Yue Tang. Based on the Schedule 13G jointly filed by Yue Tang, a U.S. citizen who is the managing member of Kynam Capital Management, and affiliated entities on February 10, 2023[8], these shares do not appear to be owned or controlled by any governmental entities.

[6]

No 13G amendment had been subsequently filed as of the date of the FY 2022 20-F. To the knowledge of the Company, the beneficial interests stated in the 13G filing remain the same as of the date of the FY 2022 20-F.

[7]

No 13G amendment had been subsequently filed as of the date of the FY 2022 20-F. To the knowledge of the Company, the beneficial interests stated in the 13G filing remain the same as of the date of the FY 2022 20-F.

[8]

No 13G amendment had been subsequently filed as of the date of the FY 2022 20-F. To the knowledge of the Company, the beneficial interests stated in the 13G filing remain the same as of the date of the FY 2022 20-F.

Based on the analysis and materials described above, the Company believes that, as of the date of the FY2022 20-F, it is not owned by governmental entities in its jurisdiction of incorporation (paragraph (b)(2)) and is not owned or controlled by governmental entities in the jurisdiction with respect to its registered public accounting firm (paragraph (a)). The governmental entities in the jurisdiction with respect to the Company’s registered public accounting firm do not have a controlling financial interest with respect to the Company (paragraph (b)(3)).

None of the Consolidated Foreign Operating Entities of the Company is owned by governmental entities in their respective jurisdictions of incorporation (paragraph (b)(2)) or is owned or controlled by the governmental entities in the jurisdictions with respect to their registered public accounting firm (paragraph (a)). The governmental entities in the jurisdiction with respect to the registered public accounting firm of the Company do not have a controlling financial interest with respect to these Consolidated Foreign Operating Entities (paragraph (b)(3)).

For discussions regarding the consolidated foreign operating entities of the Company pursuant to paragraphs (a), (b)(2) and (b)(3), please refer to the Company’s response to Comment 3 below.

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that it made inquiries with, and reviewed the biographies of, its directors and the directors of its Consolidated Foreign Operating Entities. The Company also obtained signed confirmation letters from each of these directors confirming that they are not officials of the Chinese Communist Party (the “CCP”). Other than the foregoing, the Company did not rely upon any other legal opinions or third party certifications as the basis for the disclosure. There is no comprehensive public database on CCP officials in the PRC. As of the date of this submission, the CCP had not approached the Company as a result of any of the Company’s directors or management being a member of the CCP. Based on the foregoing, the Company does not believe that its directors or directors of its Consolidated Foreign Operating Entities include any officials of the CCP.

3.

We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “Burning Rock Biotech Limited or the VIE.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and mainland China that are not included in your VIE. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•

With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

The Company acknowledges the Staff’s comment and supplements the following information with respect to its Consolidated Foreign Operating Entities (including its variable interest entities) pursuant to Items 16I(b)(2), (b)(3) and (b)(5). The chart below (which was also disclosed in the Company’s FY 2022 20-F) sets forth the Company’s corporate structure as of the date of the FY 2022 20-F:

As indicated in the organizational chart above, the Company wholly owns its subsidiaries, including BR Hong Kong Limited (incorporated in Hong Kong), Burning Rock Dx LLC (incorporated in the United States), Beijing Burning Rock Biotech Limited (incorporated in the PRC) and Burning Rock Biotech (Shanghai) Co. Ltd. (incorporated in the PRC). Through contractual arrangements with Burning Rock (Beijing Biotechnology Co. Ltd, the VIE, the Company controls and receives all the economic benefits of the business operation of the VIE and the VIE’s wholly-owned subsidiaries, including Guangzhou Burning Rock Biotechnology Co., Ltd., Guangzhou Burning Rock Medical Equipment Co., Ltd. and Guangzhou Burning Rock Dx Co., Ltd. The VIE and the VIE’s subsidiaries are all incorporated in the PRC. As such, the Company directly or indirectly wholly owns all the equity interest and/or economic benefits of each of the Company’s Consolidated Foreign Operating Subsidiaries. Therefore, the Company believes that no governmental entity owns or controls, or has any controlling financial interest in, any of these Consolidated Foreign Operating Entities.

In addition, the Company has reviewed the respective articles of incorporation (or equivalent organizing documents) of each of its Consolidated Foreign Operating Entities. None of these documents contain any charter of the CCP, including the text of any such charter.

4.

With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company acknowledges the Staff’s comment and confirms, without qualification, that the articles of the Company and its Consolidated Foreign Operating Entities do not contain wording from any charter of the CCP.

If you have any questions regarding the FY 2022 20-F, please contact Leo Li, the chief financial officer of Burning Rock Biotech Limited, by telephone at +86 020-3403 7871 or via e-mail at leo.li@brbiotech.com.

Very truly yours,

By:	/s/ Leo Li
Name: Leo Li
Title: Director and Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP